January 14, 2013

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-7010

Attn: Mr. Lyn Shenk, Branch Chief

Re:	Red Robin Gourmet Burgers, Inc.
File No. 001-34851
SEC comment letter dated December 19, 2012
Form 10-K for the Fiscal Year Ended December 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2012
Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

We are in receipt of your comment letter dated December 19, 2012 with regard to the above-referenced filings.  We appreciate the Staff’s extension of time in which to frame our response to January 18, 2013. For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence.

RESPONSES TO SEC COMMENTS

Form 10-K for the Fiscal Year Ended December 25, 2011

Risk Factors

Our operations are susceptible to changes in the cost and availability, page 17

SEC Comment:

1.              You state in the last paragraph on page 43 that you enter into some fixed price product purchase commitments in order to control commodities price risk. In future filings, please revise this risk factor and your disclosure on page 43 to quantify the percentage of significant commodities purchases, for example beef purchases that are subject to fixed price purchase contracts.  Additionally, to the extent material, please disclose the percentage of commodities purchases that are covered by fixed price purchase contracts that will expire during the next fiscal year.

Registrant’s Response:

In response to the Staff’s comment, we propose modifying our disclosure as marked below or substantially similar in future filings:

Risk factors

Our operations are susceptible to the changes in cost and availability of food which could negatively affect our operating results.

“Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products, food safety and seasonality, as well as the effects of the current macroeconomic environment on our suppliers, may affect our food costs or cause a disruption in our supply chain. In an effort to mitigate some of this risk, we have entered into fixed price agreements on some of our food and beverage products, including certain proteins, produce and cooking oil. As of the end of fiscal year 2012, approximately 40 percent of our estimated annual food and beverage purchases were covered by fixed price contracts, most of which are scheduled to expire at various times during fiscal year 2013. Changes in the price or availability of commodities for which we do not have fixed price contracts also could materially adversely affect our profitability. Expiring contracts with our food suppliers could also result in unfavorable renewal terms and therefore increase costs associated with these suppliers or may even necessitate negotiations with alternate suppliers. We cannot predict whether we will be able to anticipate and react to changing food costs by negotiating more favorable contract terms with suppliers or by adjusting our purchasing practices and menu prices, and a failure to do so could negatively affect our operating results. We may not be able to pass along food cost increases to our guests in the form of price increases. In addition, the uncertainty of an economic recovery may affect the ability of our suppliers to meet our supply requirements upon favorable terms, if at all.”

ITEM 7A. Quantitative and Qualitative Disclosure About Market Risk

“Many of the food products we purchase are affected by changes in weather, production, availability, seasonality, and other factors outside our control. In an effort to mitigate some of this risk, we have entered into fixed price agreements on some of our food and beverage products, including certain proteins, produce and cooking oil. As of the end of fiscal year 2012, approximately 40 percent of our estimated annual food and beverage purchases were covered by fixed price contracts, most of which are scheduled to expire at various times during fiscal year 2013. These contracts may exclude related expenses such as fuel surcharges and other fees. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to reduce or mitigate these risks.”

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 35

SEC Comment:

2.              Please provide a discussion of the effects of your significant working capital deficit on your cash flows and liquidity requirements and how you manage such deficits. We refer you to your March 1, 2010 response letter where you indicated that you would provide such disclosure in your filings, but it does not appear that you have provided that disclosure. It appears that such disclosure is still appropriate.

Registrant’s Response:

In response to the Staff’s comment, we propose including new disclosure substantially similar to the following in future filings:

“We typically maintain current liabilities in excess of our current assets which results in a working capital deficit. We are able to operate with a working capital deficit because restaurant sales are primarily conducted on a cash or credit card basis. Rapid turnover of inventory results in limited investment in inventories, and cash from sales is usually received before related payables for food, supplies and payroll become due. In addition, receipts from the sale of gift cards are received well in advance of related redemptions.  Rather than maintain higher cash balances that would result from this pattern of operating cash flows, we typically utilize operating cash flows in excess of those required for currently-maturing liabilities to pay for capital expenditures, debt repayment or to repurchase stock. When necessary, we utilize our revolving credit facility to satisfy short-term liquidity requirements. However, we believe that our future cash flows will be sufficient to satisfy any working capital deficits.”

SEC Comment:

3.              Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows between fiscal years 2011 and 2010 or fiscal years 2010 and 2009. Refer to instruction 1 to Item 303(A) of Regulation S-K and Section IV.B of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows that your analysis should focus on factors that directly affect cash, and not merely refer to net income, items reported in the statement of cash flows or changes in line items presented in your balance sheet. Refer to item 1 of Section IV.B referred to above. We also refer you to your November 9, 2009 response letter where you indicated that you would provide the missing comparative disclosure in your filings for the two earliest periods presented. Provide us with a copy of your intended disclosure.

Registrant’s Response:

In response to the Staff’s comment, we will include in future filings an expanded discussion of items and trends affecting our cash flows and a comparative analysis between periods presented.  Our disclosure will include a comparison of 2012 to 2011 in our Form 10-K for fiscal year 2012.  The discussion of cash flows and comparative analysis of 2011 to 2010 is provided below as an example of our intended disclosure.

“Net cash provided by operating activities increased $25.1 million to $95.7 million in 2011 as compared to $70.6 million in 2010. Of the $25.1 million increase, approximately $18.2 million was related to a reduction in restaurant operating costs, primarily attributable to labor efficiencies, and approximately $7.4 million was due mainly to newly opened restaurants, partially offset by $0.8 million from restaurants closed during 2010.”

Net cash flows used in investing activities were $43.4 million in 2011 compared to $35.1 million in 2010 and consisted primarily of purchases of property and equipment. The $8.3 million increase in 2011 primarily related to 13 restaurant openings in 2011 compared to 11 openings in 2010, as well as increased investments in technology infrastructure.

Net cash flows used in financing activities were $35.2 million in 2011 compared to $37.9 million in 2010.  The $2.7 million decrease in cash used in financing activities primarily relates to a $37.2 million decrease in net debt payments combined with an increase of $2.1 million in proceeds from the exercise of employee stock options and stock purchases, mostly offset by $33.0 million in repurchases of stock and $3.7 million of debt issuance costs related to our 2011 refinancing.”

Notes to Consolidated Financial Statements

Note 1, Description of Business and Summary of Significant Accounting Policies, page 50

SEC Comment:

4.              Please disclose the accounting policy in regard to your “Red Royalty” loyalty program. The policy should describe how you account for points earned and how recorded amounts are determined. In particular, clarify whether amounts are recorded as points are earned or after points are fully earned and whether recorded amounts include points that have not yet reached necessary redemption levels but for which are ultimately expected to be reached. Your accounting policy should describe your material assumptions and how you determine the adequacy of your estimates in this accrual at each balance sheet date.

Registrant’s Response:

In response to the Staff’s comment, we would like to clarify that our loyalty program does not involve traditional points like most airline or hotel frequent user programs. We currently have one program in which registered members earn awards based on cumulative purchases.  Under the terms of our program, a member receives an award for a free entrée after the purchase of nine qualifying entrées. Beginning in September 2012, awards expire 60 days after they are earned.  Please refer to our discussion under Unearned Revenue in the Critical Accounting Policies and Estimates section in Management’s Discussion and Analysis in the Company’s 2011 Form 10-K.  We have reproduced and propose modifying this disclosure as marked below:

“In January 2011, we began rolling out our Red Royalty™ loyalty program in all Company-owned restaurants. Under the terms of the program, a registered member receives an award for a free entrée after the purchase of nine qualifying entrées.  We recognize the current sale of an entrée and defer a portion of the revenue to reflect partial pre-payment for the future entrée the member is entitled to receive. We estimate the future value of the award based on the historical average value of redemptions. We also estimate what portion of registered members are not likely to reach the ninth purchase based on historical activity and recognize the deferred revenue related to those purchases.  We recognize the deferred revenue on earned rewards when redeemed or upon expiration, which is 60 days after the award is earned.  We compare the estimate of the value of future awards to historical redemptions to evaluate the reasonableness of the deferred amount.”

We propose including disclosure substantially similar to the following in the footnotes to the financial statements in future filings:

“The Company accounts for its Red Royalty™ loyalty program using a deferred revenue approach in accordance with Generally Accepted Accounting Principles (ASC 605) related to loyalty programs.  Red Royalty™ deferred revenue primarily relates to a program in which registered members earn an award for a free entrée for every nine entrées purchased. We recognize the current sale of an entrée and defer a portion of the revenue to reflect partial pre-payment for the future entrée the member is entitled to receive. We estimate the future value of the award based on the historical average value of redemptions. We also estimate what portion of registered members are not likely to reach the ninth purchase based on historical activity and recognize the deferred revenue related to those purchases.  We recognize the deferred revenue on earned rewards when redeemed or upon expiration, which is 60 days after the award is earned.  We compare the estimate of the value of future awards to historical redemptions to evaluate the reasonableness of the deferred amount.”

Note 3, Restaurant Impairment and Restaurant Closures

SEC Comment:

5.              Please tell us why there was no associated amount of goodwill write-off in connection with the restaurant closures in the fiscal years 2010 and 2009. In so doing, tell us and disclose how you attribute recorded goodwill to restaurants that are closed. We refer you to your March 1, 2010 response letter where you state that you will evaluate the allocation of goodwill, utilizing an appropriate fair value methodology, to closed restaurants beginning in fiscal 2009.

Registrant’s Response:

The Company’s individual restaurants are considered reporting units, which are aggregated into one reporting unit for purposes of goodwill allocation and impairment testing. Consistent with the requirements of ASC 350-20-40-3, the Company allocates goodwill to restaurants that are sold or closed based on the relative fair value of the disposal restaurants to the aggregated reporting unit.  Since restaurant operations are typically valued based on cash flow from operations, the Company compares the historical cash flow from the closed restaurants to the cash flow from the aggregated reporting unit to determine the relative value.  The Company allocates goodwill to disposed restaurants, if necessary.  No goodwill was allocated to restaurants closed during 2009 or 2010 because those restaurants had negative cash flow and consequently did not have positive fair value. We will provide additional disclosure about the method of allocating goodwill in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Management’s Discussion and Analysis

Results of Operations, page 15

SEC Comment:

6.              Please tell us and disclose in your filing the facts and circumstances regarding the $1.0 million adjustment to deferred revenue associated with your Red Royalty program.

Registrant’s Response:

During the third quarter of 2012 we recorded an adjustment of approximately $1.0 million to deferred revenue associated with our Red Royalty™ loyalty program related to changes in the program implemented in

September of that quarter.  These program changes, made in accordance with the terms of our program that permit us to make changes as needed, included applying an expiration date on existing and future unredeemed awards, as well as modifying the menu items that qualify for redemption, which impacted the value of future awards.  Registered members participating in the loyalty program were notified in advance of the changes.  Future filings will include enhanced disclosure pertaining to this adjustment to the extent material.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Summary of 2011 Compensation Activity, page 26

SEC Comment:

7.              You state in the first paragraph on page 28 that the EBITDA target was adjusted for certain non-recurring expenses.  To the extent you disclose an adjusted EBITDA figure in future filings, please clarify how the adjusted EBITDA figure is calculated from your audited financial statements.  Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Registrant’s Response:

In response to the Staff’s comment, we will clarify how the adjusted EBITDA figure is calculated from our audited financial statements in the event that we disclose an adjusted EBITDA figure in future proxy filings.

REGISTRANT’S CLOSING COMMENTS

We acknowledge that a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please call me at (303) 846-6082 or e-mail me at sbrown@redrobin.com.

Respectfully,

Red Robin Gourmet Burgers, Inc.

/s/ Stuart B. Brown
Stuart B. Brown
Chief Financial Officer